TEAMSTAFF, INC
OUTSOURCING BUSINESS SOLUTIONS

January 19, 2007

Mr. Peter Black
Peter Black
Wynnefield Capital, Inc.
450 7th Avenue, Suite 509
New York, NY 10123

Dear Mr. Black:

Pursuant to our several conversations, the Board of Directors of TeamStaff, Inc. (the "Company") hereby accepts the proposal of Wynnefield Capital dated January 11, 2007 (the "Proposal") as follows:

Wynnefield Capital will agree to purchase up to $4 million of common stock of the Company (the "Common Stock"), or such other security mutually acceptable to Wynnefield Capital and the Company, in a private offering, subject to piggy-back registration rights (the "Financing"). The Company and Wynnefield Capital may also determine to approach certain other major shareholders of the Company to participate in the Financing. However, Wynnefield Capital is prepared to invest the entire $4 million in the event no such other shareholder desires to participate. The Common Stock (or other security) would be priced upon the volume-weighted average share price of the Company's common stock over the twenty trading days immediately preceding the date of the executed purchase agreement related to the Financing, but in no event will the price be less than $1.02 per share. In addition, in no event will the Company issue greater than 19.9% of the outstanding stock of the Company under the Financing. Wynnefield Capital is prepared to close the Financing within 60 days of the date of this letter.

The Company also agrees to the following conditions:

1. Company Board member total cash compensation (including annual retainer and all meeting, conference call, and committee meeting fees) will immediately be cut to zero. In place of such cash compensation, each non-employee Board member will receive an initial grant under the Company's 2006 Long-Term Incentive Plan of 15,000 shares of restricted stock following the 2007 annual meeting of shareholders. Additionally, for each Board committee on which such non-employee Board member serves, he will receive a grant of 2,500 shares of restricted stock following the 2007 annual meeting of shareholders. Fifty percent (50%) of such shares of restricted stock shall vest when the volume-weighted average share price of the Company's common stock over any twenty consecutive trading days exceeds the price on the date of grant by 20%, with the remaining fifty percent (50%) vesting one year thereafter. Future annual grants shall be

by the Company's Compensation Committee. Of course, any out-of-pocket expenses related to fulfilling a Board member's duties will be reimbursed.

2. Upon the closing of the Financing, Peter Black will be elected Chairman of the Compensation Committee of the Board of Directors effective immediately, and will retain his position on the Audit Committee.

3. The Board of Directors of the Company has already appointed Rick J. Filippelli to the Board of Directors. Upon the execution of this letter, one present member of the TeamStaff Board of Directors (the "Resigning Director") will resign, and the Company shall appoint Wynnefield Capital's two nominees, William H. Alderman and Rick Wasserman (the "Nominees") to the Board, which will then be comprised of seven (7) members, including Peter Black and Rick Filippelli. If the Financing (or other mutually agreed upon transaction) does not close, then the Nominees will resign from the Board, and the Resigning Director will be invited to rejoin the Board.

Please indicate your acceptance of the above by executing in the space provided and return to TeamStaff's General Counsel, James D. Houston.

Sincerely,

T. Stephen Johnson
Chairman of the Board of Directors
TeamStaff, Inc.

Agreed and Accepted:

Peter Black for
Wynnefield Capital

cc: Ron Aldrich
Martin J. Delaney
Karl W. Dieckmann
Rick J. Filippelli
James D. Houston, Esq.